January 21, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ambac Financial Group, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed on March 16, 2009
Form 10-Q for the quarter ended June 30, 2009
Filed on August 10, 2009
File Number: 001-10777

Dear Mr. Rosenberg:

We are in receipt of the Securities and Exchange Commission’s (“SEC”) comment letter dated January 8, 2010 regarding Ambac Financial Group’s Form 10-K for the fiscal year ended December 31, 2008 and Form 10-Q for the quarter ended June 30, 2009, File Number 001-10777. That letter asked us to respond to the comments within 10 business days (January 25, 2010) or inform the SEC of when we will provide a response. As we are in the midst of fulfilling our December 31, 2009 regulatory and statutory reporting requirements, we will be able to respond to the SEC’s comment letter no later than February 8, 2010.

We hope this timeframe is acceptable to the SEC Staff and would be available to discuss further at your convenience. Please feel free to contact me at (212) 208-3393 or Richard Alger at (212) 208-3196 with any questions or comments.

Sincerely,

/s/ Robert Eisman
Robert Eisman Senior Managing Director and Chief Accounting Officer

Copy to:	David Wallis
President and Chief Executive Officer
Ambac Financial Group, Inc.

Kevin J. Doyle, Esq.
Senior Vice President and General Counsel
Ambac Financial Group, Inc.

David Trick
Senior Managing Director and Chief Financial Officer
Ambac Financial Group, Inc.

January 21, 2010

John Schwolsky, Esq.
Dewey & LeBeouf LLP

Joel Parker
Accounting Branch Chief
Securities and Exchange Commission

Paul Laurenzano
Partner
KPMG